Exhibit 99.1

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Ambow Education Announces Second Quarter 2019 Financial Results

BEIJING, September 9, 2019 -- Ambow Education Holding Ltd. (“Ambow” or the “Company”) (NYSE American: AMBO), a leading national provider of educational and career enhancement services in China, today announced its unaudited financial and operating results for the three-month and six-month periods ended June 30, 2019.

“During the second quarter, we continued to deliver solid performance. Furthermore we are developing new programs and investing in new technology to serve our education service platforms. Moving into the second half of 2019, we are excited to continue integration efforts across our portfolio of international assets and partnerships. In building synergistic opportunities across the underserved cross-border education market, we are developing a platform that addresses deficiencies in the cross-border career oriented higher education landscape across the U.S. and China,” noted Dr. Jin Huang, Ambow’s President and Chief Executive Officer.

“We are pleased to announce that in June 2019, we entered into a Membership Interest Purchase Agreement with Laureate Education, to acquire 100% of the outstanding membership interest in NewSchool of Architecture and Design, LLC. NewSchool is a for-profit institution of higher education based in San Diego, California, that offers undergraduate and graduate degrees and non-degree certificates in Architecture, Design and Construction Management. The closing of this acquisition is subject to regulatory approvals. We shall continue to fortify Ambow’s cross-border interest and capabilities in higher education and career enhancement services in the future," concluded Dr. Huang.

Second Quarter 2019 Financial Highlights

•	Net revenues for the second quarter of 2019 increased by 6.2% to US$24.1 million from US$22.7 million in the same period of 2018. This increase was mainly driven by higher student enrollment.

•	Gross profit for the second quarter of 2019 decreased by 8.3% to US$9.9 million from US$10.8 million in the same period of 2018. Gross profit margin was 41.1%, compared with 47.6% for the second quarter of 2018. The decrease was primarily due to additional investments in new programs and new technology deployment.

•	Operating expenses for the second quarter of 2019 increased by 23.5% to US$8.4 million from US$6.8 million for the same period of 2018. The increase of operating expenses was primarily due to more marketing activities to promote student enrollment, additional investments in new programs and new technology deployment.

•	Net income attributable to ordinary shareholders was US$1.3 million, or US$0.03 per basic and diluted share, compared with a net income of US$5.0 million, or US$0.13 per basic and US$0.12 per diluted share, for the second quarter of 2018.

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•	As of June 30, 2019, Ambow maintained strong cash resources of US$40.3 million, comprised of cash and cash equivalents of US$21.6 million, short-term investments of US$14.6 million, and restricted cash of US$4.1 million.

•	As of June 30, 2019, the Company’s deferred revenue balance was US$23.0 million, representing a 27.1% increase from US$18.1 million as of December 31, 2018, mainly attributable to the tuition and course fees collected in the K-12 business segment for the 2019-2020 academic year, deferred revenue collected from our education service platforms and the tuition fees collected for the summer semester of 2019.

First Six Months 2019 Financial Highlights

•	Net revenues for the first six months of 2019 increased by 7.5% to US$41.4 million from US$38.5 million in the same period of 2018. This increase was mainly driven by higher student enrollment.

•	Gross profit for the first six months of 2019 decreased by 3.1% to US$15.6 million from US$16.1 million in the same period of 2018. Gross profit margin was 37.7%, compared with 41.8% for the first six months of 2018. The decrease was primarily due to additional investments in new programs and new technology deployment.

•	Operating expenses for the first six months of 2019 increased by 27.4% to US$17.2 million from US$13.5 million for the same period of 2018. The increase of operating expenses was primarily due to more marketing activities to promote student enrollment, additional investments in new programs and new technology deployment.

•	Net loss attributable to ordinary shareholders was US$2.2 million, or US$0.05 per basic and diluted share, compared with a net income of US$4.0 million, or US$0.10 per basic and diluted share, for the first six months of 2018.

Ambow will participate in the upcoming BMO Capital Markets 19th Annual Back to School Conference to be held on Thursday, September 12, 2019 at the Grand Hyatt, New York. Dr. Jin Huang will participate in a fireside chat with analysts and investors at the conference, which will begin at approximately 2:00 PM ET on September 12.

The Company's second quarter and first half 2019 financial and operating results can also be found on its Form 6-K filed with the U.S. Securities and Exchange Commission at www.sec.gov.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all amounts translated from RMB to U.S. dollars for the second quarter and first half of 2019 are based on the effective exchange rate of 6.8650 as of June 28, 2019; all amounts translated from RMB to U.S. dollars for the second quarter and first half of 2018 are based on the effective exchange rate of 6.6171 as of June 29, 2018; all amounts translated from RMB to U.S. dollars as of December 31, 2018 are based on the effective exchange rate of 6.8755 as of December 31, 2018. The exchange rates were according to the middle rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

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About Ambow Education Holding Ltd.

Ambow Education Holding Ltd. is a leading national provider of educational and career enhancement services in China, offering high-quality, individualized services and products. With its extensive network of regional service hubs complemented by a dynamic proprietary learning platform and distributors, Ambow provides its services and products to students in 30 out of the 31 provinces and autonomous regions within China.

Follow us on Twitter: @Ambow_Education

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook and quotations from management in this announcement, as well as Ambow’s strategic and operational plans, contain forward-looking statements. Ambow may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statements, including but not limited to the following: the Company’s goals and strategies, expansion plans, the expected growth of the content and application delivery services market, the Company’s expectations regarding keeping and strengthening its relationships with its customers, and the general economic and business conditions in the regions where the Company provides its solutions and services. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Ambow undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

Ambow Education Holding Ltd.

Tel: +86-10-6206-8000

The Piacente Group | Investor Relations

Tel: +1-212-481-2050 or +86-10-6508-0677

E-mail: ambow@tpg-ir.com

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AMBOW EDUCATION HOLDING LTD.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of June 30,		As of December 31,
	2019		2018
	US$	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	21,634	148,515	211,436
Restricted cash	4,049	27,794	30,072
Short term investments, available for sale	5,905	40,540	47,208
Short term investments, held to maturity	8,740	60,000	70,000
Accounts receivable, net	3,170	21,761	18,132
Amounts due from related parties	354	2,430	1,105
Prepaid and other current assets, net	19,540	134,145	134,770
Loan receivable, current	-	-	42,677
Operating lease right-of-use asset, current	6,095	41,841	-
Finance lease right-of-use asset, current	87	600	-
Total current assets	69,574	477,626	555,400
Non-current assets:
Property and equipment, net	22,354	153,460	165,933
Land use rights, net	259	1,781	1,804
Intangible assets, net	9,110	62,538	92,412
Goodwill	13,189	90,543	73,166
Deferred tax assets, net	2,072	14,225	10,240
Operating lease right-of-use asset, non-current	14,324	98,331	-
Finance lease right-of-use asset, non-current	896	6,150	-
Other non-current assets, net	9,875	67,794	11,264

Total non-current assets	72,079	494,822	354,819

Total assets	141,653	972,448	910,219

LIABILITIES
Current liabilities:
Deferred revenue *	23,024	158,061	124,250
Accounts payable *	1,716	11,788	13,583
Accrued and other liabilities *	27,678	190,010	256,325
Borrow from third party, current	-	-	41,179
Income taxes payable *	30,931	212,341	207,114
Amounts due to related parties *	484	3,322	2,696
Operating lease liability, current *	5,079	34,864	-
Total current liabilities	88,912	610,386	645,147
Non-current liabilities:
Consideration payable for acquisitions	193	1,322	1,322
Other non-current liabilities	-	-	979
Operating lease liability, non-current *	16,680	114,506	-

Total non-current liabilities	16,873	115,828	2,301

Total liabilities	105,785	726,214	647,448

EQUITY
Preferred shares
(US$ 0.003 par value;1,666,667 shares authorized, nil issued and outstanding as of December 31, 2018 and June 30, 2019)	-	-	-
Class A Ordinary shares
(US$0.003 par value; 66,666,667 and 66,666,667 shares authorized, 38,756,289 and 38,804,032 shares issued and outstanding as of December 31, 2018 and June 30, 2019, respectively)	106	729	728
Class C Ordinary shares
(US$0.003 par value; 8,333,333 and 8,333,333 shares authorized, 4,708,415 and 4,708,415 shares issued and outstanding as of December 31, 2018 and June 30, 2019, respectively)	13	90	90
Additional paid-in capital	511,036	3,508,260	3,507,123
Statutory reserve	2,935	20,149	20,149
Accumulated deficit	(478,779)	(3,286,816)	(3,271,838)
Accumulated other comprehensive income	784	5,379	8,305
Total Ambow Education Holding Ltd.’s equity	36,095	247,791	264,557
Non-controlling interests	(227)	(1,557)	(1,786)
Total equity	35,868	246,234	262,771
Total liabilities and equity	141,653	972,448	910,219

*  All of the VIE's assets can be used to settle obligations of their primary beneficiary. Liabilities recognized as a result of consolidating these VIEs do not represent additional claims on the Company's general assets.

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AMBOW EDUCATION HOLDING LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(All amounts in thousands, except for share and per share data)

	Attributable to Ambow Education Holding Ltd.’s Equity
							Retained	Accumulated
	Class A Ordinary		Class A Ordinary		Additional		Earnings	other	Non-
	shares		shares		paid-in	Statutory	(Accumulated	comprehensive	controlling	Total
	Shares	Amount	Shares	Amount	capital	reserves	deficit)	income	Interest	Equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2019	38,756,289	728	4,708,415	90	3,507,123	20,149	(3,271,838)	8,305	(1,786)	262,771
Share-based compensation	-	-	-	-	872	-	-	-	-	872
Issuance of ordinary shares for restricted stock award	28,646	1	-	-	(1)	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	(2,428)	-	(2,428)
Unrealized gain on investment, net of income taxes	-	-	-	-	-	-	-	75	-	75
Net loss	-	-	-	-	-	-	(23,756)	-	(93)	(23,849)
Balance as of March 31, 2019	38,784,935	729	4,708,415	90	3,507,994	20,149	(3,295,594)	5,952	(1,879)	237,441
Share-based compensation	-	-	-	-	266	-	-	-	-	266
Issuance of ordinary shares for restricted stock award	19,097	0	-	-	(0)	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	(746)	-	(746)
Unrealized gain on investment, net of income taxes	-	-	-	-	-	-	-	173	-	173
Addition of noncontrolling interests resulting from new subsidiaries	-	-	-	-	-	-	-	-	502	502
Net income (loss)	-	-	-	-	-	-	8,778	-	(180)	8,598
Balance as of June 30, 2019	38,804,032	729	4,708,415	90	3,508,260	20,149	(3,286,816)	5,379	(1,557)	246,234

Balance as of January 1, 2018	34,206,939	640	4,708,415	90	3,456,307	20,036	(3,316,715)	6,876	(1,275)	165,959
Share-based compensation	-	-	-	-	616	-	-	-	-	616
Issuance of ordinary shares for restricted stock award	30,187	1	-	-	(1)	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	3,276	-	3,276
Unrealized gain on investment, net of income taxes	-	-	-	-	-	-	-	64	-	64
Deregistration of subsidiaries	-	-	-	-	-	-	-	-	(9)	(9)
Net (loss)/income	-	-	-	-	-	-	(7,062)	-	93	(6,969)
Balance as of March 31, 2018	34,237,126	641	4,708,415	90	3,456,922	20,036	(3,323,777)	10,216	(1,191)	162,937
Share-based compensation	-	-	-	-	618	-	-	-	-	618
Issuance of ordinary shares for restricted stock award	30,187	0	-	-	(0)	-	-	-	-	-
Issuance of ordinary shares on IPO	4,140,000	80	-	-	46,047	-	-	-	-	46,127
Foreign currency translation adjustment	-	-	-	-	-	-	-	(1,523)	-	(1,523)
Unrealized gain on investment, net of income taxes	-	-	-	-	-	-	-	69	-	69
Buy-outs of noncontrolling interests	-	-	-	-	(2,619)	-	-	-	(1,885)	(4,504)
Deregistration of subsidiaries	-	-	-	-	-	-	-	-	(41)	(41)
Net income/(loss)	-	-	-	-	-	-	33,312	-	(143)	33,169
Balance as of June 30, 2018	38,407,313	721	4,708,415	90	3,500,968	20,036	(3,290,465)	8,762	(3,260)	236,852

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AMBOW EDUCATION HOLDING LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share and per share data)

	For the six months ended June 30,			For the three months ended June 30,
	2019	2019	2018	2019	2019	2018
	US$	RMB	RMB	US$	RMB	RMB

NET REVENUES
Educational program and services	41,171	282,638	249,202	23,955	164,453	147,791
Intelligent program and services	199	1,366	5,783	132	905	2,415
Total net revenues	41,370	284,004	254,985	24,087	165,358	150,206
COST OF REVENUES
Educational program and services	(25,130)	(172,520)	(144,268)	(13,740)	(94,323)	(76,192)
Intelligent program and services	(686)	(4,709)	(3,922)	(415)	(2,851)	(2,496)
Total cost of revenues	(25,816)	(177,229)	(148,190)	(14,155)	(97,174)	(78,688)

GROSS PROFIT	15,554	106,775	106,795	9,932	68,184	71,518
Operating expenses:
Selling and marketing	(3,667)	(25,171)	(19,227)	(1,614)	(11,083)	(9,022)
General and administrative	(13,459)	(92,394)	(69,155)	(6,814)	(46,776)	(35,863)
Research and development	(68)	(468)	(827)	(44)	(300)	(384)
Total operating expenses	(17,194)	(118,033)	(89,209)	(8,472)	(58,159)	(45,269)

OPERATING (LOSS) INCOME	(1,640)	(11,258)	17,586	1,460	10,025	26,249

OTHER INCOME (EXPENSES)
Interest income	221	1,520	3,676	165	1,132	1,586
Foreign exchange gain, net	-	1	135	5	32	121
Other income (loss), net	27	186	925	(69)	(474)	711
Gain from deregistration of subsidiaries	186	1,279	3,220	-	-	423
Gain on sale of investment available for sale	61	419	484	20	140	186
Total other income	495	3,405	8,440	121	830	3,027
(LOSS) INCOME BEFORE INCOME TAX AND NON-CONTROLLING INTEREST	(1,145)	(7,853)	26,026	1,581	10,855	29,276
Income tax (expense) benefit	(1,078)	(7,398)	174	(329)	(2,257)	3,893

NET (LOSS) INCOME	(2,223)	(15,251)	26,200	1,252	8,598	33,169
Less: Net (loss) attributable to non-controlling interest	(40)	(273)	(50)	(26)	(180)	(143)

NET (LOSS) INCOME ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	(2,183)	(14,978)	26,250	1,278	8,778	33,312

NET (LOSS) INCOME	(2,223)	(15,251)	26,200	1,252	8,598	33,169

OTHER COMPREHENSIVE INCOME, NET OF TAX
Foreign currency translation adjustments	(462)	(3,174)	1,753	(109)	(746)	(1,523)
Unrealized gains on short term investments
Unrealized holding gains arising during period	102	700	380	61	420	173
Less: reclassification adjustment for gains included in net income	66	452	247	36	247	104
Other comprehensive (loss) income	(426)	(2,926)	1,886	(84)	(573)	(1,454)

TOTAL COMPREHENSIVE (LOSS) INCOME	(2,649)	(18,177)	28,086	1,168	8,025	31,715

Net (loss) income per share - basic	(0.05)	(0.34)	0.67	0.03	0.20	0.83

Net (loss) income per share - diluted	(0.05)	(0.34)	0.66	0.03	0.20	0.83

Weighted average shares used in calculating basic net (loss) income per share	43,469,610	43,469,610	39,464,021	43,503,109	43,503,109	39,996,374

Weighted average shares used in calculating diluted net (loss) income per share	43,469,610	43,469,610	39,805,975	43,647,645	43,647,645	40,324,108

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Discussion of Segment Operations

(All amounts in thousands)

	For the six months ended June 30,			For the three months ended June 30,
	2019	2019	2018	2019	2019	2018
	US$	RMB	RMB	US$	RMB	RMB

NET REVENUES
K-12 Schools *	21,990	150,958	134,669	12,697	87,165	82,492
College Preparation & CE Programs *	19,380	133,046	120,316	11,390	78,193	67,714
Total net revenues	41,370	284,004	254,985	24,087	165,358	150,206
COST OF REVENUES
K-12 Schools *	(13,123)	(90,093)	(76,646)	(6,962)	(47,797)	(40,540)
College Preparation & CE Programs *	(12,693)	(87,136)	(71,544)	(7,193)	(49,377)	(38,148)
Total cost of revenues	(25,816)	(177,229)	(148,190)	(14,155)	(97,174)	(78,688)
GROSS PROFIT
K-12 Schools *	8,867	60,865	58,023	5,735	39,368	41,952
College Preparation & CE Programs *	6,687	45,910	48,772	4,197	28,816	29,566
Total gross profit	15,554	106,775	106,795	9,932	68,184	71,518

*	Ambow previously had three reportable segments, including Better School, Better Job and Others for the years before 2019. In 2019, along with the shift of business development focus, Ambow changed its management approach in the way to organize reportable segments to make operating decisions and assess performance. New reportable segments include K-12 schools and College Preparation & CE Programs, which provide K-12 educational service and tutoring and vocational educational services respectively.